Exhibit (a)(1)(iii)

[FORM OF E-MAIL TO ALL COMPANY EMPLOYEES]

As we enter 2013, we recognize that challenging economic conditions have made it difficult for Emmis and other media companies to increase employee compensation. This situation is made worse by the impact of increased payroll taxes, income taxes and employee benefit costs. While it has become increasingly difficult for Emmis and other broadcasters to increase salaries, we continue to seek approaches that allow employees to participate in the value we create for our shareholders. Last April, our shareholders approved the 2012 Retention Plan and Trust Agreement. The Company contributed 400,000 Preferred Shares to the Trust and all employees on staff in April 2012 that are still employed in April 2014 will receive a distribution from the Trust. Because the Company has the right to exchange the Preferred Shares in the Trust for shares of common stock, it is reasonable to view value of the shares in the trust in terms of the value of our common stock. Based on today’s common share price (which will of course be different in April 2014), this distribution would have a value of ~$2,500 per employee.

Today, we are announcing the Emmis Option Exchange. Last November, our shareholders approved a provision of the Emmis Communications Corporation 2012 Equity Compensation Plan that permitted Emmis to establish an Option Exchange Program. The Program allows current employees and non-employee directors the one-time opportunity to voluntarily exchange certain “underwater” stock options for a lesser number of shares of restricted Emmis common stock. In essence – employees have the opportunity to trade underwater options, which may or may not have value now or in the future, for restricted shares of Emmis stock that will vest in one year. Unlike the Retention Plan and Trust Agreement which impacts all employees, the Option Exchange Program impacts a smaller group of employees and non-employee directors with certain underwater stock options. The Program is voluntary and impacted Option Holders will receive separate correspondence that includes the terms and conditions of the Offer to Exchange.

We appreciate your hard work and will continue to look for ways to align the interests of our employees and shareholders.

We urge Option Holders who are subject to the Option Exchange Program to read the Offer to Exchange when it becomes available because it contains important information. Option Holders can get the tender offer statement we file in connection with the Option Exchange Program, along with other filed documents, for free at the website of the U.S. Securities and Exchange Commission, http://www.sec.gov. We will also provide a copy of the Offer to Exchange for free to any Option Holder.